Exhibit 99.1

FROM: Sharon Rowlands, CEO

TO: Eligible Employees

DATE: Nov. 25, 2014

SUBJECT: ReachLocal stockholders approve one-time stock option exchange

In October, we notified you that we had filed a preliminary proxy statement announcing that we planned to hold a special meeting of stockholders on November 24, 2014. At the meeting, we asked our stockholders to vote on a proposal to approve a one-time stock option exchange. We are pleased to let you know that the proposal was approved.

The basic idea of the stock option exchange program is to enable you to exchange your eligible “underwater” stock options (i.e., stock options with an exercise price that is below the current stock price) on a one-for-one basis for new stock options with a more favorable exercise price. Replacement options are subject to new four-year vesting schedules. You are receiving this notification because you hold stock options that are eligible to participate in the exchange. Our leadership team greatly values your contributions to our organization and we want to ensure that all of the work you are putting in to help revitalize the company is recognized and rewarded. One of the ways we can do this is by providing a more favorable exercise price on your current stock options that have little or no value because the exercise price is well below the current stock price.

To more fully describe the details of the stock option exchange program: the program, which will be entirely voluntary, allows you to exchange stock options that have exercise prices equal to or greater than $8.00 per share, for new “replacement” options with exercise prices equal to the greater of $6.00 and the closing price of our common stock on the replacement option grant date, which will be the date the exchange is completed. Replacement options will have new seven-year terms and four-year vesting schedules, vesting 12.5% on the six-month anniversary of the replacement option grant date and in substantially equal installments monthly thereafter over the subsequent 42 months, subject to your continued service.

We are very pleased with the outcome of today’s vote and you will soon receive additional information from Adam Wergeles that explains the program in greater detail, including its potential benefits and risks, and the actions you will need to take if you choose to participate.

If you have questions about the proposal, please email optionexchangequestions@reachlocal.com.

This email is not an offer to exchange any options. The option exchange has not yet commenced.  ReachLocal will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. You should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because those materials will contain important information about the option exchange. You will be able to obtain the written materials described above and other documents filed by ReachLocal with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents filed by ReachLocal with the SEC by emailing optionexchangequestions@reachlocal.com.